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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAY 3 0 2002

SEC FILE NUMBER
8-05591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salyn Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 N. Broadway
(No. and Street)

Shawnee (City) OK (State) 74801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Finley (405)275-1650
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gibson, John L.
(Name — *if individual, state last, first, middle name*)

624 W. Independence, Suite 115 (Address) Shawnee, (City) Okla. (State) 74801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard D. Finley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salyn Securities, Inc., as of March 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
BRENDA NEASE
Notary Public - Oklahoma
Pottawatomie County
My Comm. Expires 7/26/03

Richard D. Finley
Signature

President
Title

Brenda Nease
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/90

FOCUS REPORT

(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

SEC MAIL PROCESSING SECTION RECEIVED MAY 3 0 2002 WASH. D.C. 154

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC FILE NO.
	8-5591 [14]
	FIRM ID. NO.
Salyn Securities, Inc. [13]	2122 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
124 N. Bell [20] (No. and Street)	4/01/01 [24]
	AND ENDING (MM/DD/YY)
Shawnee [21] (City) OK [22] (State) 74801 [23] (Zip Code)	3/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
Richard D. Finley [30]	(405)275-1650 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 29 day of May ~~19~~ 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Gibson, John L.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

ADDRESS Number and Street	City	State	Zip Code
624 W. Independence	Shawnee	OK 70	74801
71	72	73	74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salyn Securities, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 3/31/02 [99]
SEC FILE NO. 8-05591 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,783	200			$ 1,783	750
2. Receivables from brokers or dealers:						
A. Clearance account	10,009	295				
B. Other	384	300	$	550	10,393	810
3. Receivables from non-customers	16,620	355	22,383	600	39,003	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options	2,615	420				
D. Other securities	138,025	424				
E. Spot commodities		430			140,640	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 3,300 [130]						
B. At estimated fair value		440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,237	680	1,237	920
11. Other assets		535	51,607	735	51,607	930
TOTAL ASSETS	$ 169,436	540	$ 78,527	740	$ 247,963	940

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salyn Securities, Inc. as of 3/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,567 [1205]	[1385]	1,567 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		100,000 [1400]	100,000 [1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ 100,000 [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,567 [1230]	$ 100,000 [1450]	$ 101,567 [1760]

Ownership Equity

21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		450 [1791]
B. Common stock		4,050 [1792]
C. Additional paid-in capital		327,149 [1793]
D. Retained earnings		(185,253) [1794]
E. Total		146,396 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 146,396 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 247,963 [1810]

OMIT PENNIES

76

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salyn Securities, Inc. **as of** 3/31/02

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 146,396	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			146,396	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			100,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 246,396	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 78,527	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(78,527)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 167,869	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options	2,615	3730		
4. Other securities	18,062	3734		
D. Undue Concentration	15,389	3650		
E. Other (List)		3736	(36,066)	3740
10. Net Capital			$ 131,803	3750

OMIT PENNIE

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salyn Securities, Inc. as of 3/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	104	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	31,803	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	131,646	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	1,567	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	1,567	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	1	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	41	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salyn Securities, Inc.

For the period (MMDDYY) from 4/01/01 [3932] to 3/31/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 28,124	3935
b. Commissions on listed option transactions	5,728	3938
c. All other securities commissions		3939
d. Total securities commissions	33,852	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(3,495)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	93,377	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	2,599	3995
9. Total revenue	$ 126,333	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$	4120
11. Other employee compensation and benefits			95,190	4115
12. Commissions paid to other broker-dealers			16,237	4140
13. Interest expense			5,172	4075
a. Includes interest on accounts subject to subordination agreements	5,034	4070		
14. Regulatory fees and expenses			2,617	4195
15. Other expenses			34,092	4100
16. Total expenses			$ 153,308	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (26,975)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 3,684	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salyn Securities, Inc.

For the period (MMDDYY) from 4/01/01 to 3/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 153,371	4240
A. Net income (loss)		(26,975)	4250
B. Additions (Includes non-conforming capital of	$ [4262])	20,000	4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 146,396	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 100,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 100,000	4330

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salyn Securities, Inc. **as of** 3/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Southwest Securities, Inc. 8-45123 Code A [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

SALYN SECURITIES, INC.

Statement of Cash Flows

For the Year Ended March 31, 2002

Cash Flows from Operating Activities		
Net Income		$ (26,975)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,400	
Decreases in firm securities account	16,799	
Decreases in accounts payable, accrued liabilities, expenses and other	(9,125)	
Total Adjustments		9,074
Net cash provided by operating activities		(17,901)
Capital Contribution		20,000
Increases in Receivable		(457)
Purchase of other assets		(9,221)
Cash at Beginning of the Year		29,685
Cash at End of the Year		$ 22,106

See accompanying notes to the financial statements

SALYN SECURITIES, INC.

Notes to the Financial Statements

March 31, 2002

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Salyn Securities, Inc. is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c 3-3 (K) (2) (b) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The company was incorporated on June 4, 1990 as an Oklahoma corporation. Prior to Salyn Securities, Inc., the company was named Hampton, Johnston & Salyn Securities, Inc. Salyn Securities, Inc. merged with Hampton, Johnston & Salyn Securities, Inc. on October 16, 1990 and became the surviving corporation.

B. Basis of Accounting

The company employs the accrual basis of accounting. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the company are recorded on a trade date basis. Expenses are recorded when costs are measurable and incurred.

C. Market (Fair) Value

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

D. Fixed Assets

Fixed assets are valued at cost and are depreciated over their estimated useful lives using an accelerated tax method.

SALYN SECURITIES, INC.

Notes to the Financial Statements

March 31, 2002

NOTE 2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated debt payable and accrued interest thereon is due May 31, 2004. The subordinated debt bears interest at six percent. The subordinated debt payable is covered by an agreement approved by the National Association of Securities Dealers, Inc. (NASD) and is available in computing net capital under the SEC uniform capital rule. To the extent that the subordinated debt is required for the company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 3. CAPITAL STOCK

The authorized issued, and outstanding shares of capital stock at March 31, 2002 were as follows:

Common stock, $1 par value; authorized 50,000 shares;

issued and outstanding 4, 050 shares

Preferred stock, no par value, authorized 4, 500 shares;

issued and outstanding 450 shares

SALYN SECURITIES, INC.

Notes to the Financial Statements
March 31, 2002

NOTE 4. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2002, the company had net capital of $131,803, which was $31,803 in excess of its required net capital of $100,000. The company's net capital ratio was 1 to 1 (one).

NOTE 5. INCOME TAXES

The company is a subsidiary of Salyn Financial Corporation, which owns 90 percent of Salyn Securities, Inc. Salyn Securities, Inc. will be included in the consolidated tax returns of Salyn Financial Corporation for the year ended March 31, 2002, Salyn Securities, Inc. has no current or deferred taxes payable to or due from Salyn Financial Corporation.

NOTE 6. RELATED PARTY TRANSACTIONS

Salyn Financial Corporation owns Salyn Securities, Inc.. During the year ended March 31, 2002, Salyn Securities, Inc. paid $8,750 to Salyn Financial, for office space rent. As of March 31, 2002, there were no amounts owed to Salyn Financial.

SUPPLEMENTARY INFORMATION

SALYN SECURITIES, INC.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition

March 31, 2002

Total Net Capital, Unaudited	$ 131,803
Audit Adjustments	-0-
Total Net Capital, Audited	$ 131,803

Gibson, Reynolds & Blakemore, P.C.

Certified Public Accountants

624 West Independence, Suite 115
P.O. Box 549
Shawnee, Oklahoma 74802-0549

John L. Gibson C.P.A.
James M. Reynolds C.P.A.
Stan Blakemore C.P.A.

Shawnee 405 / 275-5110
Prague: 405 / 567-2235
FAX: 405 / 275-5111

Report on Internal Control

Board of Directors
Salyn Securities, Inc.

In planning and performing our audit of the financial statements of Salyn Securities, Inc. for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Salyn Securities, Inc. that we consider relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13;(3) in complying with the requirements for prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objects of the practices and procedures listed in the preceding paragraph.

Offices in Shawnee and Prague

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above. With respect to Rule 15c3-3, the Company handled no customer securities accounts and did not have any possession or control of customer funds or securities, and therefore is exempt from Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Gibson Reynolds & Blakemore PC

Shawnee, Ok
May 20, 2002

SALYN SECURITIES, INC.

Financial Statements and Supplementary Information

For the Year Ended March 31, 2002

Gibson, Reynolds & Blakemore P.C.
Certified Public Accountants

SALYN SECURITIES, INC.

Table of Contents

Gibson, Reynolds & Blakemore, P.C.
Certified Public Accountants
624 West Independence, Suite 115
P.O. Box 549
Shawnee, Oklahoma 74802-0549

John L. Gibson C.P.A.
James M. Reynolds C.P.A.
Stan Blakemore C.P.A.

Shawnee 405 / 275-5110
Prague: 405 / 567-2235
FAX: 405 / 275-5111

INDEPENDENT AUDITORS' REPORT

Board of Directors
Salyn Securities, Inc.
Shawnee, Oklahoma

We have audited the accompanying Financial and Operational Combined Uniform Single Report (FOCUS) Part IIA of Salyn Securities, Inc. as of March 31, 2002, which includes the statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provision under Rule 15c3-3, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the FOCUS Part IIA based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial and Operational Combined Uniform Single Report Part IIA referred to above presents fairly, in all material respects, the financial position of Salyn Securities, Inc. as of March 31, 2002, and the results of their operations, changes in ownership equity, and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the FOCUS Part IIA taken as a whole. The reconciliation between the audited and unaudited statements of financial condition on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of FOCUS Part IIA and, in our opinion, is fairly stated in all material respects in relation to the FOCUS Part IIA taken as a whole.

Gibson Reynolds & Blakemore PC

Shawnee, Oklahoma
May 29, 2002